June 22, 2007

Via EDGAR and Facsimile

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	comScore, Inc.
Registration Statement on Form S-1
(File No. 333-141740)

Ladies and Gentlemen:

     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we, as representative of the several Underwriters, wish to advise you that the Registration Statement on Form S-1 filed on April 2, 2007, as amended, as well as the Preliminary Prospectus dated June 12, 2007, were distributed during the period of June 12, 2007, through the date hereof as follows:

Registration Statement	Preliminary Prospectus
5 to 5 Underwriters	Approximately 9,050 to Underwriters, investors, prospective dealers, ratings agencies and others

     We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, we hereby join in the request of comScore, Inc. for acceleration of the effective date of the above-named registration statement so that it becomes effective at 2:30 p.m., eastern daylight time, on June 26, 2007, or as soon thereafter as is practicable.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Eric Zachery Maurus

Name:	Eric Zachery Maurus
Title:	Managing Director